                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of September, 2000
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                                  AMVESCAP PLC
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                (Translation of registrant's name into English)


                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X             Form 40-F
                           -------                      -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                         No     X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
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Description of document filed:  DIRECTORS' INTERESTS
                                --------------------

AMVESCAP PLC
530162
IMMEDIATE RELEASE 27 SEPTEMBER 2000
PLEASE CONFIRM RELEASE
ANGELA TULLY TEL: 020 7454 3652




In accordance with Chapter 16.13 of the Listing Rules, notification is hereby given that on 26 September 2000, the Trustees of the AMVESCAP Global Stock Plan ("the Plan") transferred 32,925 ordinary shares of AMVESCAP PLC to beneficiaries of the plan and the Directors ceased to have an interest in these shares. The Company was notified of the transfers on 26 September 2000.

Shares held by the Trust are used in connection with the AMVESCAP Global Stock Plan, which is established to provide deferred share incentive arrangements to selected employees of the AMVESCAP group of companies world-wide. The Directors of the Company are deemed to be considered interested in all of the Shares held by the Trustees.





27 SEPTEMBER 2000.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                        ------------------------------
                                                 (Registrant)

Date  27 September, 2000                By   /s/ ANGELA TULLY
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                                                    (Signature)

                                             Angela Tully
                                             Assistant Company Secretary